

February 28, 2011

Via U.S. Mail and Facsimile

Daniel Churay, President and CEO
Rex Energy Corporation
476 Rolling Ridge Drive, Suite 300
State College, PA 16801
Facsimile: (814) 278-7286

> **Re:** **Rex Energy Corporation**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 001-33610**

Dear Mr. Churay:

We have reviewed your filing with your letter dated February 24, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

Engineering Comments

Reserve Estimation, page 38

1. In future filings please provide the actual qualifications of the technical person(s) who determined over saw the preparation of the of the reserves estimate. Paragraph (7) of Item 1202 states to disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimate rather than refer the reader to an outside document that only describes the minimum qualifications to be a reserves auditor or estimator and that document is not filed with the SEC.

2. In regards to your response to our prior comment five from our letter dated February 16, 2011, please expand your proposed disclosure to provide the amount of reserve change due to the different reasons that you give. For example, if revisions are due to both pricing change and performance change please disclose the amount of reserve change due to the price change and the amount of reserve change due to the performance change.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

CC: Charles L. Strauss
     Fulbright & Jaworski LLP
     Fax: (713) 651-5246